1875 K Street, N.W.
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000

May 25, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,644

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 1,644 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to iShares Core S&P Total U.S. Stock Market ETF and iShares JPX-Nikkei 400 ETF (each, a “Fund”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing. The Amendment is being filed (a) to reflect the change in iShares Core S&P Total U.S. Stock Market ETF’s underlying index from S&P Composite 1500 Index to S&P Total Market Index and the change in iShares JPX-Nikkei 400 ETF’s underlying index from S&P/TOPIX 150 to JPX-Nikkei Index 400, (b) to reflect corresponding changes to each Fund’s principal investment strategies and (c) to make such other changes as the Trust deems appropriate.

The following information is provided to assist the staff of the U.S. Securities and Exchange Commission in its review of the Registration Statement.

Investment Objectives and Strategies of iShares Core S&P Total U.S. Stock Market ETF

The Fund seeks to track the investment results of a broad-based index composed of U.S. equities. The Fund seeks to track the investment results of the S&P Total Market Index™ (TMI) (the “Underlying Index”), which is comprised of the common equities included in the S&P 500® and the S&P Completion Index™. The Underlying Index includes all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca, Inc. and NYSE MKT), the NASDAQ Global Select Market, the NASDAQ Global Market and the NASDAQ Capital Market. The securities in the Underlying Index are weighted based on the total float-adjusted market capitalization of their outstanding shares. Securities with higher total float-adjusted market capitalization have a larger representation in the Underlying Index. The S&P 500® measures the performance of the large-capitalization sector of the U.S. equity market. As of March 31, 2016, the S& P 500® included approximately     % of the market capitalization of the Underlying Index. The S&P Completion Index™ measures the performance of the U.S. mid-, small- and micro-capitalization sector of the U.S. equity market. The Underlying Index includes large-, mid-, small- and micro-capitalization companies. Components of the Underlying Index primarily include consumer discretionary, financials, healthcare and information technology companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time. Prior to selection of the Underlying Index on December 21, 2015, the Fund tracked the S&P Composite 1500® Index.

Investment Objectives and Strategies of iShares JPX-Nikkei 400 ETF

The Fund seeks to track the investment results of a broad-based benchmark composed of Japanese equities. The Japan Exchange Group, Inc. and Tokyo Stock Exchange, Inc. (“TSE”) and Nikkei Inc. are the Fund’s index providers (collectively, the “Index Provider”). The Fund seeks to track the investment results of the JPX-Nikkei Index 400 (the “Underlying Index”), which is comprised of (i) common stocks whose main market is the TSE First Section, TSE Second Section, Mothers, or JASDAQ Securities Exchange (“JASDAQ”) and (ii) TSE First Section, TSE Second Section, Mothers or JASDAQ-listed securities other than common stocks that are regarded by the Index Provider as equivalent to common stocks, in each case if their inclusion is deemed to be particularly necessary as determined by the Index Provider. Particularly necessary refers to companies that the Index Provider determines to have high appeal for investors and to meet requirements of global investment standards, such as efficient use of capital and investor-focused management perspectives. The Underlying Index may include large-, mid- or small-capitalization companies. Components primarily include consumer discretionary, financials and industrials companies. The currency of the component securities of the Underlying Index is the Japanese yen (“JPY”). The calculations of returns of the Underlying Index from JPY to U.S. dollars shall be provided independently by S&P Dow Jones Indices LLC. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time. Prior to selection of the Underlying Index on September 4, 2015, the Fund tracked the S&P/TOPIX 150TM.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Dervilla Lannon

Kyle Wirth

Michael Gung

Seong Kim